Philadelphia and Reading Avenues
Boyertown, PA 19512

December 29, 2006

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	National Penn Bancshares, Inc. Post-Effective Amendment No. 1 to
Registration Statement on Form S-3 (File No. 333-88536) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, National Penn Bancshares, Inc. (“NPBC”) hereby requests withdrawal of its Post -Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-88536), together with all exhibits thereto (collectively, the “Amendment”), that was filed with the Securities and Exchange Commission on December 22, 2006.

NPBC requests this withdrawal because the filing agent submitting the filing used an erroneous EDGAR submission type (POS AM instead of S-3DPOS). NPBC intends to refile the Amendment shortly using the correct EDGAR submission type for this filing. No securities were offered or sold pursuant to the Amendment.

Should you have any questions regarding this matter, please contact H. Anderson Ellsworth, Senior Vice President and Securities Counsel, at (610) 369-6451.

Sincerely,

National Penn Bancshares, Inc.

By:	/s/ Wayne R. Weidner
Wayne R. Weidner
Chairman and
Chief Executive Officer